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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of March 2005


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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)


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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]


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
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                                Explanatory Note
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Attached is:

Exhibit 1. Press Release, released publicly on March 4, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   JACADA LTD.

                                   By:     /s/ Tzvia Broida
                                           -------------------------------------
                                           Name:  Tzvia Broida
                                           Title: Chief Financial Officer

Dated: March 4, 2005
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                                                                       EXHIBIT 1


              Jacada Aligns Organization to New Offering

    ATLANTA--(BUSINESS WIRE)--March 4, 2005--Jacada Ltd. (Nasdaq:
JCDA), a leader in software solutions that accelerate business improvement, today announced a plan aimed at better aligning the Company's operations to its new business model.
    "Last year, we introduced Jacada Fusion and changed our focus to selling business solutions targeted primarily at call centers," said Gideon Hollander, CEO of Jacada. "Although we have been pleased with the market reception for our new solution, we have also learned that the sales cycle is longer than we anticipated. As a result, the revenue gap between our declining traditional business revenue and the anticipated Jacada Fusion revenue is larger than we originally thought and will negatively affect our first quarter results."
    The plan is designed to minimize this gap by improving operational processes. The plan includes merging several departments, aligning the marketing and sales organizations to support the new business model, and implementing various expense reductions. These changes have also resulted in a 12% reduction in workforce worldwide and include the related cost associated with such a reduction. Overall, the plan is expected to reduce operating expenses by about $1.9 million in 2005.
    "As our product mix evolves, we anticipate that over time the sales revenue from Jacada Fusion will reflect the demand and excitement that we are experiencing in the market," said Hollander.

    About Jacada - Jacada solutions help customers rapidly simplify and improve high-value business processes while eliminating the traditional long and expensive systems replacement projects. Jacada solutions are deployed in over 100 contact centers to over 100,000 customer service representatives (agents) worldwide, and to millions of users through self-service applications designed to off-load contact center activity. Jacada has over 1200 customers worldwide including major Fortune 1000 corporations and government organizations such as AAA Mid-Atlantic, AIT Worldwide Logistics, Bank of America, Caterpillar, Delta Air Lines, The Hartford, Lillian Vernon, the U.S. Navy, Porsche Cars North America, Prudential, Raytheon, and the US Department of Interior. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada, Atlanta
             Ann Conrad, 770-352-1310 ext 382
             aconrad@jacada.com